UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F_	☒	Form 40-F_

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 30, 2026, GH Research PLC (the “Company”) completed an offering (the “Offering”) of 6,527,779 ordinary shares (the “Shares”), nominal value $0.025 per share, pursuant to an underwriting agreement (the “Underwriting Agreement”) with Stifel, Nicolaus & Company, Incorporated and Cantor Fitzgerald & Co.,  as representatives of the several underwriters. The offering price for the Shares was $18.00 per share. The Underwriting Agreement includes the terms and conditions for the Offering and sale of the Shares, indemnification and contribution obligations, and other terms and conditions customary in agreements of this type. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is attached to this Report on Form 6-K as Exhibit 1.1.

The offer and sale of the Shares have been registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-3 (File No. 333-285310) (the “Registration Statement”). The Company has filed with the U.S. Securities and Exchange Commission a prospectus supplement dated April 29, 2026, together with an accompanying prospectus dated March 7, 2025, relating to the offer and sale of the ordinary shares. Opinion of counsel regarding the validity of the Shares is attached to this Report on Form 6-K as Exhibit 5.1 and the applicable consent of such counsel relating to the incorporation of such opinion into the Registration Statement is attached to this Report on Form 6-K as Exhibit 23.1.

The proceeds from the offer and sale of the Shares are estimated to be approximately $111.2 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the offer and sale of the Shares to strategically invest in research, clinical and technical development of current and/or additional product candidates in the U.S. and overseas, pre-commercialization activities, working capital, capital expenditures and general corporate purposes.

On April 29, 2026, the Company issued a press release relating to the pricing of the offering. A copy of the press release is exhibited hereto as Exhibit 99.1. The fact that this press release is being made available and furnished herewith should not be deemed an admission as to the materiality of any information contained therein. The information contained in the press release is being provided as of April 29, 2026, and the Company does not undertake any obligation to update the press release in the future or to update forward-looking statements to reflect subsequent actual results.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1 hereto), including Exhibits 1.1, 5.1 and 23.1, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Nos. 333-270422, 333-285311 and 333-294036) and the registration statement on Form F-3 (Registration No 333-285310) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated April 29, 2026, between GH Research PLC and Stifel, Nicolaus & Company, Incorporated and Cantor Fitzgerald & Co., as representatives of the several underwriters
5.1	Opinion of A&L Goodbody LLP, Irish counsel of GH Research PLC
23.1	Consent of A&L Goodbody LLP (included in Exhibit 5.1)
99.1	Press Release dated April 29, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: April 30, 2026

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance